EXHIBIT 4.4

DESCRIPTION OF SLM CORPORATION’S FLOATING-RATE NON-CUMULATIVE PREFERRED STOCK, SERIES B

      The following summary of terms of our Floating-Rate Non-Cumulative Preferred Stock, Series B, par value $0.20 per share (the “Series B Preferred Stock”) is based upon the certificate of designation, powers, preferences, rights, privileges, qualifications, limitations, restrictions terms and conditions relating to the Series B Preferred Stock (the “Certificate of Designations”) filed with the SEC on June 9, 2005 and attached as Exhibit B to our amended and restated certificate of incorporation (the “Certificate of Incorporation”) as well as our amended and restated bylaws (the “Bylaws”) currently in effect under Delaware law. This summary is not complete and is subject to, and qualified in its entirety by reference to, the Certificate of Designations, the Certificate of Incorporation and the Bylaws. For a complete description of the terms and provisions of the common stock, refer to the Certificate of Designations, Certificate of Incorporation and Bylaws which are filed as exhibits to this Annual Report on Form 10-K. Throughout this exhibit, references to the “Company,” “we,” “our,” and “us” refer to SLM Corporation. We encourage you to read these documents and the applicable portion of the Delaware General Corporation Law, as amended, carefully.

General

The total number of shares of stock which the Company shall have authority to issue is 20,000,000 shares of preferred stock, par value $.20 per share. As of January 31, 2020, 4,000,000 shares of our Series B Preferred Stock were outstanding.

      The Series B Preferred Stock:

•	is a single series of floating rate, non-cumulative preferred stock consisting of 4,000,000 shares,

•
ranks, both as to payment of dividends when due and upon liquidation, dissolution or winding up, junior to all our senior and subordinated indebtedness, and senior to our common stock (and any other stock junior to the Series B Preferred Stock),

•	is not convertible into shares of our common stock or any other securities,

•	is fully paid and non-assessable,

•	is be non-voting (other than the limited voting rights set forth below under “-Preferred Stock Board Committee; Limited Rights to Vote and Elect Board Observers”),

•	confers no preemptive rights on its holders,

•	is redeemable on any Dividend Payment Date (as defined below) on or after June 15, 2010,

•	has no stated maturity, and

•	is not be subject to any sinking fund or mandatory redemption provision.
          Computershare Trust Company, N.A. is the transfer agent, dividend disbursing agent and registrar for the Series B Preferred Stock.

Dividends

      Dividends on shares of the Series B Preferred Stock are not mandatory. Holders of Series B Preferred Stock are entitled to receive, ratably, when, as and if declared by the board of directors out of funds legally available for dividend payments, non-cumulative, quarterly cash dividends from, but not including, the original issue date in the case of an initial declared dividend or the preceding Dividend Payment Date, as applicable. Dividends are payable on March 15, June 15, September 15 and December 15 of each year unless such day is not a Business Day, in which case, the related dividend will be paid on the next succeeding Business Day (each, a “Dividend Payment Date”), commencing September 15, 2005, at a rate equal to  a floating rate of three-month LIBOR plus 1.70% per annum.

      Dividends payable on the Series B Preferred Stock, including dividends payable for partial dividend periods, are computed on the basis of the actual number of days for which dividends are payable in the relevant Dividend Period (as defined below), divided by 360. For these purposes, “Business Day” means a day other than:

•	a Saturday or a Sunday,

•	a day on which New York City banks are closed, or

◦	a day on which our offices are closed.

Dividends are paid to holders of record of the Series B Preferred Stock on the record date fixed by the board of directors. The record date will not be earlier than 45 days or later than 10 days before the applicable Dividend Payment Date. The initial dividend, which was the period from but not including June 8, 2005 through and including September 15, 2005, was paid on September 15, 2005. Thereafter, each Dividend Period relating to a Dividend Payment Date will be the period from, but not including, the preceding Dividend Payment Date through and including the related Dividend Payment Date (each a “Dividend Period”).

For any Dividend Period, LIBOR shall be determined by the calculation agent on the second London and New York business day immediately preceding the first day of such Dividend Period in the following manner:

•
LIBOR will be the offered rate per annum for three-month deposits in U.S. dollars, beginning on the first day of such period, as that rate appears on Moneyline Telerate Page 3750 as of 11:00 A.M., London time, on the second London and New York business day immediately preceding the first day of such Dividend Period.

•
If the rate described above does not appear on Moneyline Telerate Page 3750, LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the second London and New York business day immediately preceding the first day of such Dividend Period, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: three-month deposits in U.S. dollars, beginning on the first day of such Dividend Period, and in a Representative Amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the second London and New York business day immediately preceding the first day of such Dividend Period will be the arithmetic mean of the quotations.

•
If fewer than two quotations are provided as described above, LIBOR for the second London and New York business day immediately preceding the first day of such Dividend Period will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., New York City time, on the second London and New York business day immediately preceding the first day of such Dividend Period, by three major banks in New York City selected by the calculation agent: three-month loans of U.S. dollars, beginning on the first day of such Dividend Period, and in a Representative Amount.

•	If fewer than three banks selected by the calculation agent are quoting as described above, LIBOR for the new Dividend Period will be LIBOR in effect for the prior Dividend Period.

•
      The calculation agent’s determination of any dividend rate, and its calculation of the amount of dividends for any Dividend Period, will be on file at our principal offices, will be made available to any stockholder upon request and will be final and binding in the absence of manifest error.

      In this subsection, we use several terms that have special meanings relevant to calculating LIBOR. We define these terms as follows:

      The term “Representative Amount” means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

The term “Moneyline Telerate Page” means the display on Moneyline Telerate, Inc., or any successor service.

      The term “London and New York business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is a day on which dealings in U.S. dollars are transacted in the London interbank market and on which banking institutions in New York City generally are not authorized or obligated by law or executive order to close.

      Dividends on shares of Series B Preferred Stock are not cumulative. Accordingly, if our board of directors, or a duly authorized committee of the board of directors, does not declare a dividend on the Series B Preferred Stock payable in respect of any Dividend Period before the related Dividend Payment Date, such dividend will not accrue and we will have no obligation to pay a dividend for that Dividend Period on the Dividend Payment Date or at any future time, whether or not dividends on the Series B Preferred Stock are declared for any future Dividend Period.

     The Series B Preferred Stock ranks prior to our common stock, par value $0.20 per share, or any other stock junior to the Series B Preferred Stock, with respect to the payment of dividends when due and the distribution of assets upon liquidation, to the extent provided in the Series B Certificate of Designation.

      No dividends shall be declared or paid or set apart for payment on our common stock or any other class or series of stock ranking junior to or on a parity with the Series B Preferred Stock with respect to the payment of dividends when due unless all accrued and unpaid dividends have been declared and paid or set apart for payment on the outstanding Series B Preferred Stock in respect of the then-current Dividend Period. In the event that we declare but do not pay any one or more dividends or any part thereof on the Series B Preferred Stock, the holders of that Series B Preferred Stock shall not have any cause of action against us in respect of such non-payment so long as no dividend is paid on any junior or parity stock in violation of the preceding sentence.

      No common stock or any other stock ranking junior to or on a parity with the Series B Preferred Stock as to the payment of dividends when due may be redeemed, purchased or otherwise acquired for any consideration (or any payment be made to or available for a sinking fund for the redemption of any shares of that stock) unless all accrued and unpaid dividends have been declared and paid or set apart for payment on the outstanding Series B Preferred Stock in respect of the then-current Dividend Period; provided, however, that any moneys previously deposited in any sinking fund with respect to any junior or parity stock or common stock in compliance with the provision of the sinking fund may thereafter be applied to the purchase or redemption of the stock in accordance with the terms of the sinking fund, regardless of whether at the time of the application full dividends upon the Series B Preferred Stock accrued and unpaid to the most recent Dividend Payment Date have been declared and paid or set apart for payment; provided that, if and when authorized by the board of directors, any such junior or parity stock or common stock may be converted into or exchanged for stock ranking junior to the Series B Preferred Stock as to payment of dividends when due.

      The board of directors, in its discretion, may choose to pay dividends on the Series B Preferred Stock without paying any dividends on our common stock.

      We will not declare or pay or set apart for payment any dividends on any shares of the Series B Preferred Stock unless we declare or pay or set apart for payment dividends on any outstanding class or series of stock ranking prior to or pari passu with the Series B Preferred Stock with respect to the payment of dividends when due.
      Holders of shares of the Series B Preferred Stock are not entitled to any dividends, whether payable in cash or property, other than as described above and are not entitled to interest, or any sum in lieu of interest, relating to any dividend payment.

Optional Redemption

      On any Dividend Payment Date and subject to the terms of any other class or series of stock ranking on a parity with the Series B Preferred Stock and any further limitations that may be imposed by law, we may redeem the Series B Preferred Stock:

•	in whole or in part,

•	out of funds legally available therefor,

•	at the redemption price of $100.00 per share plus accrued and unpaid dividends for the then-current quarterly Dividend Period, if any.

      If we choose to redeem fewer than all of the outstanding shares of the Series B Preferred Stock, we will select shares to be redeemed from the outstanding shares not previously called for redemption by lot or pro rata (as nearly as possible) or by any other method that we in our sole discretion deem equitable.

      We will give notice of any redemption by mail to holders of the Series B Preferred Stock not less than 30 days and not more than 60 days prior to the date we fix for that redemption. Each notice will state:

•	the number of shares of Series B Preferred Stock being redeemed,

•	the redemption price,

•	the redemption date, and

•	the place at which a holder’s certificate(s) representing shares of the Series B Preferred Stock must be presented upon such redemption.

      Any notice that is so mailed shall be conclusively presumed to have been duly given, whether or not the stockholder received such notice. Our failure duly to give notice or any defect in any notice or in the mailing of any notice shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock that are to be redeemed.

      If any redemption date is not a Business Day, then payment of the redemption price may be made on the next Business Day with the same force and effect as if made on the redemption date, and no interest, additional dividends or other sums will accrue on the amount payable from the redemption date to the next Business Day.

      From and after the redemption date, the shares of Series B Preferred Stock called for redemption will no longer be deemed outstanding, and all rights of the stockholders as holders of the Series B Preferred Stock will cease.
No Preemptive Rights and No Conversion

      No holder of the Series B Preferred Stock has any preemptive right to purchase or subscribe for any of our other shares, rights, options or other securities of any class that at any time we may sell or offer for sale. The holders of shares of Series B Preferred Stock have no right to convert their shares into or exchange their shares for any other class or series of our stock, obligations or property.
Preferred Stock Board Committee; Limited Rights to Vote and Elect Board Observers

      The board of directors maintains a committee whose purpose is to monitor and evaluate our proposed actions that may impact the rights of holders of our outstanding preferred stock, including the payment of dividends on the Series B Preferred Stock, and to report to the board of directors thereon. The board of directors must designate from among its independent directors (as defined by our bylaws or by the rules of the Nasdaq) at least three directors to serve on that committee. The committee must meet at least once a year.

      Except as described below and under “- Amendments”, the holders of the Series B Preferred Stock are not be entitled to vote. Whenever dividends on any shares of Series B Preferred Stock have not been declared by the board of directors or paid for an aggregate of four or more Dividend Periods, whether or not consecutive (a “Non-Payment Period”), the holders of the Series B Preferred Stock, voting together as a single class with all other classes or series of our capital stock with like voting rights which are exercisable and which are entitled to vote as a class with the Series B Preferred Stock, will be entitled to vote for the election of two observers to the board of directors (“Appointed Observers”). Such Appointed Observers shall be elected at a special meeting called by one of our officers at the request of the holders of record of at least 10% of (i) the outstanding Series B Preferred Stock or (ii) any such other class or series of our capital stock entitled to vote for such committee, and reelected at each subsequent annual meeting of our stockholders.

      These voting rights will continue until we have fully paid all declared and unpaid dividends and resumed the payment of dividends in full on the Series B Preferred Stock for four consecutive Dividend Periods (a “Payment Cure”). The Appointed Observers will have no voting rights, but they will receive notice of all meetings of our board of directors and of the committee of the board of directors described above, they may attend and speak at those meetings on all matters and they shall have the right to include statements in the minutes of such meetings. Following a Payment Cure, the right of holders of Series B Preferred Stock to elect the two Appointed Observers will cease and, unless there are other classes and series of our capital stock with like voting rights which are exercisable, the rights of each of the two Appointed Observers so elected will immediately and automatically terminate.

      If one of our officers does not call a special meeting for the election of the Appointed Observers within 30 days after request by the holders of record of at least 10% of the outstanding shares of Series B Preferred Stock, the requesting holders may designate a holder of Series B Preferred Stock to call a meeting at our expense. We will pay all costs and expenses of calling and holding any meeting and of electing Appointed Observers as described above.

      The voting rights described above will not apply if we redeem or call for redemption (and deposit sufficient funds in trust to effect such redemption) all outstanding shares of Series B Preferred Stock at or before the time when the action that would otherwise require such a vote occurs or is taken.

      In any matter in which the holders of Series B Preferred Stock are entitled to vote, including any action by written consent, each share of Series B Preferred Stock shall be entitled to one vote, except that when shares of any other class or series of our capital stock have the right to vote with the Series B Preferred Stock as a single class on any matter, the Series B Preferred Stock and the shares of each such other class or series will have one vote for each $50.00 of liquidation preference (excluding accrued dividends, if any).

Liquidation Rights

      Upon our voluntary or involuntary dissolution, liquidation or winding up, after payment or provision for our liabilities and the expenses of that dissolution, liquidation or winding up, the holders of the outstanding shares of the Series B Preferred Stock will be entitled to receive out of our assets available for distribution to stockholders pari passu with any class or series of stock ranking on a parity as to liquidation with the Series B Preferred Stock and before any payment or distribution is made on our common stock (or any other stock junior to the Series B Preferred Stock), the amount of $100.00 per share plus accrued and unpaid dividends for the then-current Dividend Period, if any. If we lack sufficient assets available for distribution to pay in full the aggregate amount payable to holders of the Series B Preferred Stock and any other class or series of stock ranking pari passu upon liquidation with the Series B Preferred Stock, the assets will be distributed to the holders of Series B Preferred Stock and such parity stock pro rata, based on the amounts to which they are entitled.
      Our consolidation, merger or combination with or into any other corporation or entity, or the sale of all or substantially all of our property or business is not a liquidation, dissolution or winding up for purposes of these provisions on liquidation rights.

Additional Classes or Series of Stock

      We have the right to authorize, create and issue additional classes or series of stock ranking pari passu with or junior to the Series B Preferred Stock, as to the payment of dividends when due, liquidation or otherwise, without the consent of holders of the Series B Preferred Stock. We may not, however, create and issue additional classes or series of stock ranking prior to the Series B Preferred Stock as to dividends, liquidation or otherwise.

Amendments

      Without the consent of the holders of the Series B Preferred Stock, we have the right to amend, alter, supplement or repeal any terms of the Series B Preferred Stock:

•	to cure any ambiguity;

•	to correct or supplement any term that may be defective or inconsistent with any other terms; or

•	to make any other provisions so long as our action does not materially and adversely affect the rights, preferences, privileges or voting power of the holders of the Series B Preferred Stock.

      Otherwise, the terms of the Series B Preferred Stock may be amended, altered, supplemented or repealed only with the consent of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock. On matters requiring their consent, holders of the Series B Preferred Stock are entitled to one vote per share.

Forum Selection

Our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be a state or federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the applicable provisions of the Bylaws.

Listing

     The Series B Preferred Stock is listed on the Nasdaq Global Select Market.